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                         July 20, 2022

       Nancy Simonian, M.D.
       Chief Executive Officer and President
       Syros Pharmaceuticals, Inc.
       35 CambridgePark Drive, 4th Floor
       Cambridge, Massachusetts 02140

                                                        Re: Syros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 18, 2022
                                                            File No. 333-266184

       Dear Dr. Simonian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Stephanie Leopold, Esq.